UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
29 June 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VTTI Energy Partners LP

File No. 1-36574 -- CF# 33746

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VTTI Energy Partners LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 29, 2016.

Based on representations by VTTI Energy Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.24	through December 31, 2018
Exhibit 4.31	through December 31, 2019
Exhibit 4.32	through December 31, 2019
Exhibit 4.38	through December 31, 2019
Exhibit 4.34	through December 31, 2017
Exhibit 4.40	through June 30, 2019
Exhibit 4.44	through September 2, 2019
Exhibit 4.47	through September 30, 2019
Exhibit 4.49	through September 30, 2019
Exhibit 4.54	through June 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary